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                                                            Exhibit (a)(1)(xiii)

FOR IMMEDIATE RELEASE:

Contact:  Jeffrey Ubben
ValueAct Capital Partners, L.P.
(415) 362-3700

Contact:  Jeanne Carr
MacKenzie Partners, Inc.
(212) 929-5500
(800) 322-2885


                     KC MERGER CORP. COMPLETES TENDER OFFER
                       FOR SHARES OF KENETECH CORPORATION


     San Francisco, California - December 28, 2000 - KC Merger Corp., an indirect, wholly owned subsidiary of ValueAct Capital Partners, L.P., today announced that it has accepted for purchase and payment pursuant to its tender offer to acquire all outstanding shares of common stock (and associated preferred share purchase rights) of KENETECH Corporation (OTCBB: KWND.OB) at a purchase price of $1.04 per share, all of the shares of KENETECH common stock which were validly tendered and not withdrawn as of the expiration of the tender offer at 12:00 midnight, New York City time, on Wednesday, December 27, 2000.

     According to Mellon Investor Services, L.L.C., the depositary for the offer, 16,021,160 shares of KENETECH common stock, including 49,502 shares tendered pursuant to notices of guaranteed delivery, or approximately 78% of the outstanding shares (excluding the shares held by Mr. Mark Lerdal), were validly tendered pursuant to the tender offer and not withdrawn. Upon purchase of the tendered shares, KC Merger Corp. will own approximately 86% of the outstanding shares of common stock of KENETECH.

     The tender offer will be followed by a merger between KENETECH and KC Merger Corp. Pursuant to the merger, the public stockholders of KENETECH who did not tender their shares in the offer and who do not seek appraisal of their shares pursuant to the provisions of applicable law will have their shares converted into the right to receive the same $1.04 per share purchase price. KC Merger Corp. plans to consummate the second-step merger as soon as possible.

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